Exhibit 99.3

DELMARVA POWER & LIGHT COMPANY

		For the Year Ended December 31,
	Nine Months Ended September 30, 2013	2012	2011	2010	2009	2008
	(millions of dollars)

Earnings
Net income for common stock	$61	$73	$71	$45	$52	$68
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—	—
Minority interest loss	—	—	—	—	—	—
Income tax expense	39	44	42	31	16	45

Pre-tax income for common stock	100	117	113	76	68	113
Add: Fixed charges*	41	52	49	48	47	43
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$141	$169	$162	$124	$115	$156

*Fixed Charges
Interest on long-term debt	$36	$45	$42	$43	$42	$38
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	2	4	4	3	3	3
Interest component of rentals	3	3	3	2	2	2
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$41	$52	$49	$48	$47	$43

Ratio of earnings to fixed charges (a)	3.44	3.25	3.31	2.58	2.45	3.63

(a)	DPL has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.